November 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street N.E.

Washington, D.C. 20549

Attention: Vanessa Robertson, Kevin Vaughn

Re:	Aerie Pharmaceuticals Inc

Form 10-K for the fiscal year ended December 31, 2020

Filed February 26, 2021

File No. 001-36152

Dear Ms. Robertson and Mr. Vaughn:

This letter sets forth the response of Aerie Pharmaceuticals, Inc. (the “Company”) to the comment letter (the “Letter”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated October 20, 2021, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “10-K”). The text of the Staff’s comment in the Letter has been included below in bold type for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Letter.

Form 10-K for the fiscal year ended December 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and development expenses, page 91

1.

You disclose that you are furthering the development of product candidates focused on dry eye and retinal diseases, particularly AR-15512, AR-1105, AR-13503 SR and AR-14034 SR. However you only break out research and development expenses separately for Rhopressa and Rocklatan which represented approximately 12 percent of total research and development expenses for the year ended December 31, 2020. Please provide us with proposed disclosures to be included in future periodic reports which separately quantifies your research and development expenses by each product candidate for which significant investments were made during the periods, e.g., for AR-15512, AR-1105 and AR-13503. If you do not track your research and development costs by product candidate, disclose that fact as well as why you no not maintain and evaluate research and development costs by project.

Response: The Company respectfully acknowledges the Staff’s comment and provides the requested detail for research and development expenses by each product candidate, or related program, for which significant investments were made during the periods specified below. In addition, the Company will provide a breakdown of research and development expenses consistent with the following tabular and narrative disclosure in its future filings with the SEC, where applicable.

Research and development expenses

Our direct research and development expenses are tracked on a program-by-program basis and consist primarily of costs incurred for the research and development of our preclinical and clinical product candidates, which include but are not limited to: (1) expenses incurred under agreements with contract research organizations, contract manufacturing organizations and service providers that assist in conducting clinical and preclinical studies; (2) costs associated with any collaboration arrangements, licenses or acquisitions of preclinical molecules, product candidates or technologies; and (3) costs associated with our preclinical activities, development activities and regulatory operations. We do not allocate employee-related expenses, stock-based compensation or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs.

	YEAR ENDED DECEMBER 31,		CHANGE	% CHANGE
	2020	2019
	(in thousands, except percentages)
Direct research and development expenses by program:
Rhopressa®	$3,199	$8,880	$(5,681)	(64)%
Rocklatan®	6,009	8,402	(2,393)	(28)%
AR-15512	5,948	—	5,948	100%
Avizorex acquisition costs	—	10,171	(10,171)	(100)%
Retina programs (1)	4,943	8,940	(3,997)	(45)%
Other direct research and development program costs	334	1,162	(828)	(71)%

Total direct research and development expenses by program	20,433	37,555	(17,122)	(46)%

Employee-related costs	26,275	23,137	3,138	14%
Stock-based compensation	10,221	10,996	(775)	(7)%
Other indirect costs (2)	17,078	19,690	(2,612)	(13)%

Research and development expenses	$74,007	$91,376	$(17,371)	(19)%

(1)	Consists of AR-1105 and AR-13503 SR.
(2)

Consists primarily of other indirect costs incurred for the research and development of our preclinical and clinical product candidates, including expenses associated with our research facilities such as lab supplies, depreciation and other research facility related costs. Also included in these costs are travel expenses, which decreased in 2020 as a result of COVID-19 related travel restrictions.

Research and development expenses decreased by $17.4 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019. The decrease is primarily due to expenses of $10.2 million recorded in the fourth quarter of 2019 associated with the acquisition of Avizorex, $5.7 million and $2.4 million in lower expenses associated with Rhopressa® and Rocklatan®, respectively, as described below, as well as a $4.0 million decrease in spend related to the development of our retina programs. These decreases were partially offset by an increase in spend for the development of AR-15512 primarily due to our Phase 2b clinical trial, which commenced in the fourth quarter of 2020.

Expenses for Rhopressa® decreased $5.7 million primarily due to a decrease in costs associated with the Phase 2 clinical trial conducted in Japan, which was completed in January 2020, partially offset by an increase in costs as a result of an ongoing Phase 3 clinical trial in Japan for Rhopressa®, which was initiated in the fourth quarter of 2020. Expenses for Rocklatan® decreased $2.4 million primarily due to lower costs related to the Mercury 3 registration trial in Europe.

***

Please contact the undersigned at (919) 237-5300 with any questions regarding the Company’s responses to the Staff’s comment or if you need any additional information.

Sincerely,

/s/ JEFFREY M. CALABRESE, CPA
Jeffrey M. Calabrese, CPA
Vice President, Finance